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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2003


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F        Form 40-F  X
                                       ----             ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                    Yes         No  X
                                       ----       ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

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                                 DOCUMENTS INDEX




DOCUMENTS DESCRIPTION

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------- ---------------------------------------------------------  ----------
1.      Press Release of April 30, 2003: AEterna Laboratories
        Reports First Quarter Results
------- ---------------------------------------------------------  ----------
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                        [LOGO - AETERNA LABORATORIES]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


               AETERNA LABORATORIES REPORTS FIRST QUARTER RESULTS

               Company benefiting from recent Zentaris acquisition


ALL AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, APRIL 30, 2003 -- AEterna Laboratories Inc. (NASDAQ: AELA,
TSX: AEL) reported consolidated revenues for the first quarter ended March 31, 2003 of $40.8 million and a net loss of $4.8 million, or $0.12 per share, compared to revenues of $25.3 million, and a net loss of $5.7 million, or $0.17 per share, for the same period in 2002. First quarter highlights include marketing and development agreements with LG Life Sciences (Neovastat(R)), German Remedies Limited (Impavido(R)), Baxter Healthcare S.A. (D-63153), as well as $25 million in convertible term loans with two strategic long-time partners, and settlement of the $40 million balance of the Zentaris purchase price. The acquisition of Zentaris has provided AEterna with an expanded 12 product portfolio ranging from preclinical to marketing stage.

"The increase in revenues for this quarter reflects our ability to quickly and successfully integrate our new biopharmaceutical subsidiary Zentaris, which was only acquired last December," said Gilles Gagnon, President and Chief Executive Officer at AEterna. "We are reaping benefits from our expanded portfolio which is generating significant revenues from both new strategic partnerships, as well as sales of Cetrotide(R) for IN VITRO fertilization. At the clinical level, our ongoing Neovastat Phase III trial in kidney cancer will be unblinded in the months ahead and positive results could translate into a major breakthrough for AEterna as the first company to market an angiogenesis inhibitor for the treatment of cancer."

FINANCIAL RESULTS

Revenues for the three-month period ended March 31, 2003 were $40.8 million compared to $25.3 million for the same period last year. This increase of $15.5 million or 61% comes mainly from the biopharmaceutical segment with revenues totalling $12.5 million. The balance of $3 million comes from the Cosmetics & Nutrition (C&N) and the Distribution segments, representing a 12% growth compared to the first quarter of 2002.

The acquisition of Frankfurt-based Zentaris, in December 2002, provided all of the revenues in the biopharmaceutical segment for the quarter. Revenues in this segment were generated by Cetrotide(R) sales and royalties, as well as milestone payments, research and development contract fees and amortization of upfront payments.

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For this same quarter, investments in R&D reached $10.9 million compared to $5.3 million during the same period last year. This increase is attributable to the acquisition of Zentaris whose R&D investments totalled $5.6 million for this first quarter. R&D investments are dedicated to our lead antiangiogenic compound in oncology, Neovastat, to Cetrorelix, our lead compound in endocrinology, and to our recently acquired Zentaris drug discovery unit, including a 100,000 proprietary compound library.

The Company has recorded a net loss of $4.8 million, or $0.12 per share, for the quarter, compared to a net loss of $5.7 million or $0.17 per share for the same period in 2002. The new revenues from Zentaris for the biopharmaceutical segment explain the reduction of the net loss in comparison with 2002.

In March 2003, the Company settled the $40 million balance of the purchase price of Zentaris with Degussa AG and closed $25 million in convertible term loans with SGF Sante and Solidarity Fund QFL. The Company's cash and short-term investment position was $52.4 million at quarter end.

"With both our biopharmaceutical products segment and our profitable subsidiary, Atrium Biotechnologies, generating cash, we are efficiently controlling our burn rate," said Dennis Turpin, Vice President and Chief Financial Officer at AEterna. "AEterna is in a solid financial position with $52.4 million in cash and short-term investments."

SCIENTIFIC AND CLINICAL DEVELOPMENT

Neovastat's ongoing double-blind randomized placebo controlled Phase III trial for renal cell carcinoma, involves 302 patients. Patient recruitment was completed in December 2001 and the trial is still at the patient survival monitoring stage. Following discussions with the FDA (USA), Health Products and Food Branch (Canada) and Medicines Control Agency (UK), analysis of the trial's database will start when the number of deceased patients has reached 230. As of today, this number has not been reached. Furthermore, it has been agreed with these health authorities that should that number not be reached by September 30, 2003, analysis of the trial's database would begin at that time and all patients still taking part in the trial would receive Neovastat. Trial results will be available during the current year.

Furthermore, the following people were appointed to AEterna's Scientific Advisory Board:

- Dr. Klaus H.R. Diedrich, MD, Director of the Department of Gynecology and Obstetrics at the University Clinic in Luebeck, Germany.

- Dr. Rene Frydman, MD, Head, Department of Gynecology and Obstetrics at the Hopital Antoine Beclere in Clamart, a suburb of Paris.

- Dr. Fernand Labrie, OC, OQ, MD, PhD, Head, Centre hospitalier de l'Universite Laval (CHUL) Research Centre in Quebec City.

BUSINESS DEVELOPMENT

- Agreement for marketing Neovastat in Korea with LG Life Sciences. The agreement provides AEterna with upfront and milestone payments, as well as a return on manufacturing and sales of Neovastat. This partnership also extends AEterna's coverage for Neovastat to 50% of the oncology world market and allows the Company to surpass the $50 million mark in milestone payments.

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-    Agreement with German Remedies Limited to sell Impavido(R), the first oral treatment for black fever, in India and Bangladesh.

- Significant milestone payment from Baxter Healthcare S.A. for D-63153 for prostate cancer.

- Agreement with Hainan Chang An Pharmaceutical Ltd. to manufacture and sell Lobaplatin in China for multiple cancer indications.

CORPORATE GOVERNANCE

Gilles Gagnon, President and Chief Operating Officer, was promoted President and Chief Executive Officer of the Company, while Dr. Eric Dupont, remains the Company's Executive Chairman of the Board, which is comprised of six external and three internal members.

ABOUT AETERNA LABORATORIES INC.

AEterna is a biopharmaceutical company focused on the development of novel therapeutic treatments, mainly in oncology and endocrinology. The product pipeline includes 12 products ranging from the preclinical to marketing stage. AEterna's strategic worldwide partners include Access Oncology, Ardana Bioscience, Baxter Healthcare S.A., German Remedies Ltd., Grupo Ferrer Internacional, Hainan Chang An Pharmaceutical Ltd., LG Life Sciences Ltd., Mayne Group, Medac GmbH, Nippon Kayaku, Serono International S.A., Shionogi & Co., Ltd., Solvay Pharmaceuticals B.V., and Teikoku Hormone Mfg. Co., Ltd.

AEterna owns 100% of the biopharmaceutical company, Zentaris GmbH, based in Frankfurt, Germany. AEterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemical products intended for the cosmetics, nutrition, fine chemicals and pharmaceuticals industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna and its entities have 270 employees in Canada and Europe.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

NOTICE: A quarterly conference call and webcast have been scheduled for today, Wednesday, April 30, 2003 at 11:00 a.m. Eastern time. Participants may access the live webcast via AEterna's website at www.aeterna.com or by telephone using the following numbers:
416-640-4127, 514-807-8791 or 1-800-814-4890.

A replay of the conference call will be available at 416-640-1917 passcode 250093# from April 30 at 1:00 p.m., through May 2 at 11:59 p.m. A replay of the webcast will also be available on AEterna's website from April 30 through May 30, 2003.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                     - 30 -

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CANADA
MEDIA RELATIONS:                       INVESTOR RELATIONS:
Paul Burroughs                         Jacques Raymond
Tel.: (418) 652-8525 ext. 406          Tel.: (418) 652-8525 ext. 360
Cell.: (418) 573-8982                  Cell.: (514) 703-5654
Fax: (418) 577-7671                    Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com     E-mail: jacques.raymond@aeterna.com

USA                                    EUROPE
THE INVESTOR RELATIONS GROUP           INVESTOR RELATIONS
Lisa Lindberg                          Matthias Seeber
Tel.: (212) 825-3210                   Tel.: 011 49 69 4 26 02 34 25
Fax: (212) 825-3229                    Fax: 011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com             E-mail: matthias.seeber@zentaris.de

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Attachment: Financial summary

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AETERNA LABORATORIES INC. (TSX: AEL, NASDAQ: AELA)
FINANCIAL SUMMARY
(in thousands of Canadian dollars, except per share data)


                                                       THREE MONTHS ENDED ON
                                                             MARCH 31
                                                  ------------------------------
CONSOLIDATED RESULTS                                  2003              2002
Unaudited                                              $                  $
--------------------------------------------------------------------------------

REVENUES
Sales                                                 29,978              25,349
License income and research contract fees             10,835                  --
                                                  ------------------------------
                                                      40,813              25,349
                                                  ------------------------------

Cost of sales                                         23,220              19,683
General, selling and administrative                    5,469               3,914
R&D, net of tax credits and grants                    10,886               5,281
Depreciation and amortization                          2,503                 433
                                                  ------------------------------
                                                      42,078              29,311
                                                  ------------------------------

Operating Loss                                        (1,265)             (3,962)

Interest income                                          937                 531
Interest and financial expenses                         (793)               (183)
Foreign exchange (loss) gain                            (387)                 --
                                                  ------------------------------
LOSS BEFORE THE FOLLOWING ITEMS                       (1,508)             (3,614)

Current income taxes                                    (632)               (460)
Future income taxes                                   (1,869)               (705)
Non-controlling interest                                (825)               (872)
                                                  ------------------------------
NET LOSS FOR THE PERIOD                               (4,834)             (5,651)
                                                  ------------------------------
                                                  ------------------------------
Basic and diluted net loss per share                   (0.12)              (0.17)
                                                  ------------------------------
                                                  ------------------------------
Weighted average number of shares                 40,693,527          32,851,019
                                                  ------------------------------
                                                  ------------------------------
Issued and outstanding shares                     40,693,527          32,851,019
                                                  ------------------------------
                                                  ------------------------------

                                                   MARCH 31         DECEMBER 31
                                                  ------------------------------
CONSOLIDATED BALANCE SHEETS                          2003              2002
                                                      $                  $
--------------------------------------------------------------------------------

Cash and short-term investments                       52,380              81,534
Working capital                                       64,082              44,200
Total assets                                         264,323             330,968
Convertible term loans                                18,675                  --
Long-term debt                                         9,743               9,969
Non-controlling interest                              24,024              24,676
Shareholders' equity                                 111,613             110,336
Deficit                                               49,698              44,864

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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                   AETERNA LABORATORIES INC.


Date:  April 30, 2003               By:  /s/ CLAUDE VADBONCOEUR
---------------------                    ------------------------------------
                                         Claude Vadboncoeur
                                         Vice President, Legal Affairs and
                                         Corporate Secretary

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